UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Transphorm, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

89386L100
(CUSIP Number)

Christopher Lee, Esq.
Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001
Telephone: (212) 750-8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89386L100	13D
1	NAMES OF REPORTING PERSONS
KKR Phorm Investors L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
24,724,468

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
24,724,468

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,724,468

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 89386L100	13D
1	NAMES OF REPORTING PERSONS
KKR Phorm Investors GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
24,724,468

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
24,724,468

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,724,468

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 89386L100	13D
1	NAMES OF REPORTING PERSONS
KKR Group Partnership L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
24,724,468

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
24,724,468

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,724,468

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 89386L100	13D
1	NAMES OF REPORTING PERSONS
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
24,724,468

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
24,724,468

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,724,468

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 89386L100	13D
1	NAMES OF REPORTING PERSONS
KKR Group Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
24,724,468

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
24,724,468

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,724,468

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 89386L100	13D
1	NAMES OF REPORTING PERSONS
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
24,724,468

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
24,724,468

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,724,468

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 89386L100	13D
1	NAMES OF REPORTING PERSONS
KKR Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
24,724,468

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
24,724,468

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,724,468

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 89386L100	13D
1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,724,468

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,724,468

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,724,468

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 89386L100	13D
1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,724,468

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,724,468

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,724,468

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Explanatory Note

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D relates to the shares of common stock, $0.0001 par value (the “Common Stock”), of Transphorm, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Persons on March 13, 2020, as amended by Amendment No. 1 filed on July 21, 2020, as amended by Amendment No. 2 filed on November 8, 2021 as amended by Amendment No. 3 filed on June 3, 2022 (as amended, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a), (f) This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

(i)	KKR Phorm Investors L.P., a Delaware limited partnership;
(ii)	KKR Phorm Investors GP LLC, a Delaware limited liability company;
(iii)	KKR Group Partnership L.P., a Cayman Islands exempted limited partnership;
(iv)	KKR Group Holdings Corp., a Delaware corporation;
(v)	KKR Group Co. Inc., a Delaware corporation;
(vi)	KKR & Co. Inc., a Delaware corporation;
(vii)	KKR Management LLP, a Delaware limited liability partnership;
(viii)	Henry R. Kravis, a United States citizen; and
(ix)	George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (ix) are collectively referred to herein as the “Reporting Persons”).

KKR Phorm Investors GP LLC is the general partner of KKR Phorm Investors L.P. KKR Group Partnership L.P. is the sole member of KKR Phorm Investors GP LLC. KKR Group Holdings Corp. is the general partner of KKR Group Partnership L.P. KKR Group Co. Inc. is the sole shareholder of KKR Group Holdings Corp. KKR & Co. Inc. is the sole shareholder of KKR Group Co. Inc. KKR Management LLP is the Series I preferred stockholder of KKR & Co. Inc. Messrs. Henry R. Kravis and George R. Roberts are the founding partners of KKR Management LLP.

Each of Joseph Bae, Scott Nuttall, Robert Lewin, Ryan Stork, and Kathryn King Sudol is a director and executive officer of KKR Group Holdings Corp. and KKR Group Co. Inc. The executive officers of KKR & Co. Inc. are Messrs. Kravis, Roberts, Bae, Nuttall, Lewin and Stork and Ms. Sudol. The directors of KKR & Co. Inc. are listed on amended and restated Annex A attached hereto, which is incorporated herein by reference (“Annex A”).

Each of Messrs. Bae, Nuttall, and Stork and Ms. Sudol is a United States citizen. Mr. Lewin is a Canadian citizen.

(b) The address of the business office of each of the Reporting Persons and the other individuals named in this Item 2, unless as otherwise noted below, is:

30 Hudson Yards
New York, New York 10001

The address of the principal business office of Messrs. Kravis, Bae, Nuttall, Lewin, and Stork and Ms. Sudol is:

c/o Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

The address of the business office of each of the individuals listed on Annex A (other than Messrs. Kravis, Roberts, Bae, and Nuttall) is listed therein.

(c)  KKR Group Partnership L.P., KKR Group  Co. Inc., KKR & Co. Inc. and KKR Management LLP are principally engaged in being holding companies. KKR Phorm Investors GP LLC and KKR Group Holdings Corp. are principally engaged in being the general partners of their respective partnerships. KKR Phorm Investors L.P. is principally engaged in making investments.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, and Stork and Ms. Sudol is as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates. The present principal occupation of each of the other individuals named in Item 2 is listed on Annex A.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On July 5, 2023, the Issuer filed a prospectus supplement setting forth the terms and conditions of its non-transferable pro rata subscription rights offering for Common Stock (the “Rights Offering”) to stockholders of record as of June 26, 2023 (the “Record Date”). Pursuant to the Rights Offering, each stockholder of record as of the Record Date received one right per share of Common Stock held, which right was exercisable for 0.07655623 of a share of Common Stock at a price of $3.30 per share (the “Subscription Right”).  Each stockholder of record as of the Record Date that fully exercised its Subscription Right also had the right to subscribe for additional shares of Common Stock that remained unsubscribed as a result of any unexercised rights. On July 21, 2023, the Issuer completed the Rights Offering whereby KKR Phorm Investors L.P. purchased 1,735,988 shares of Common Stock representing KKR Phorm Investors L.P.’s pro-rata Subscription Right, at the subscription price of $3.30 per share. The source of funds required for the $5,728,760.40 purchase price is from capital contributions from investors in KKR Phorm Investors L.P.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b) The Reporting Persons may be deemed to beneficially own an aggregate of 24,724,468 shares of Common Stock, which includes 312,500 shares of Common Stock underlying warrants. Such shares of Common Stock currently owned or which may be acquired in the future represent, in the aggregate, approximately 39.8% of the outstanding shares of the Issuer’s Common Stock, as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

The percentage of beneficial ownership in this Schedule 13D is based on 61,778,807 shares of Common Stock outstanding as of July 21, 2023 as provided by the Issuer following the completion of the Rights Offering.

Each of KKR Phorm Investors GP LLC (as the general partner of KKR Phorm Investors L.P.), KKR Group Partnership L.P. (as the sole member of KKR Phorm Investors GP LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities beneficially owned directly by KKR Phorm Investors L.P.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

(c) Other than as described in Item 3 of this Schedule 13D, none of the Reporting Persons has engaged in any transaction in any shares of Common Stock during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2023

KKR PHORM INVESTORS L.P.

	By:	KKR Phorm Investors GP LLC, its general partner

	By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR PHORM INVESTORS GP LLC

	By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR GROUP PARTNERSHIP L.P.

	By:	KKR Group Holdings Corp., its general partner

	By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Secretary

KKR GROUP HOLDINGS CORP.

	By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Secretary

KKR GROUP CO. INC.

	By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Secretary

KKR & CO. INC.

	By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Secretary

KKR MANAGEMENT LLP

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

HENRY R. KRAVIS

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact

Annex A

Directors of KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc., whose address (unless otherwise specified in the Schedule 13D) is c/o KKR & Co. Inc., 30 Hudson Yards, New York, New York, 10001. Each of such persons is a citizen of the United States other than Arturo Gutiérrez Hernández, who is a citizen of Mexico, Xavier B. Niel, who is a citizen of France, Evan T. Spiegel, who is a citizen of the United States and France, and Matthew R. Cohler, who is a citizen of the United States and Malta.

Name	Principal Occupation
Henry R. Kravis	Co-Executive Chairman of KKR & Co. Inc.

George R. Roberts	Co-Executive Chairman of KKR & Co. Inc.

Joseph Y. Bae	Co-Chief Executive Officer of KKR & Co. Inc.

Scott C. Nuttall	Co-Chief Executive Officer of KKR & Co. Inc.

Adriane M. Brown	Managing Partner of Flying Fish Partners

Matthew R. Cohler	Former General Partner of Benchmark

Mary N. Dillon	President and Chief Executive Officer of Foot Locker, Inc.

Arturo Gutiérrez Hernández	Chief Executive Officer of Arca Continental, S.A.B. de C.V.

Dane E. Holmes	Chief Executive Officer, Co-Founder, and Chairman of Eskalera Inc.

Xavier B. Niel	Founder and Chairman of the Board of Iliad SA

Patricia F. Russo	Retired, Former Chief Executive Officer of Alcatel-Lucent

Robert W. Scully	Retired, Former Member of the Office of the Chairman of Morgan Stanley

Evan T. Spiegel	Co-Founder and Chief Executive Officer of Snap Inc.